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                                                                    EXHIBIT 12.1

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

      The following table sets forth Lamar Media's ratio of earnings to fixed charges for the periods indicated.


                                                                                                                       TWELVE
                                                                                                                       MONTHS
                                                                                                SIX MONTHS ENDED        ENDED
                                                YEARS ENDED DECEMBER 31,                             JUNE 30,          JUNE 30,
                              -------------------------------------------------------------   ---------------------   ---------
(dollars in thousands)          2000         2001         2002         2003         2004         2004       2005        2005
----------------------        ---------    ---------    ---------    ---------    ---------   ---------   ---------   ---------
Net (loss) income             $ (91,930)   $ (97,566)   $ (24,958)   $ (22,168)   $  24,219   $   7,412   $  27,577   $  44,384

Income tax (benefit)
expense                         (35,879)     (38,870)     (12,434)     (12,338)      11,764       5,277      19,384      25,872

Fixed charges                   187,345      156,808      140,305      126,747      116,904      56,938      65,286     125,253
                              ---------    ---------    ---------    ---------    ---------   ---------   ---------   ---------

         Earnings                59,586       20,372      102,913       92,241      152,887      69,627     112,248     195,509
                              ---------    ---------    ---------    ---------    ---------   ---------   ---------   ---------

Interest expense, net           150,460      114,590       94,061       77,350       64,425      31,335      36,324      69,414

Rents under leases
representative of an
interest factor (1/3)
Preferred dividends              35,220       41,578       45,315       48,895       51,984      25,482      28,246      54,749
                              ---------    ---------    ---------    ---------    ---------   ---------   ---------   ---------

         Fixed charges          185,680      156,168      139,376      126,245      116,409      56,817      64,570     124,163
                              ---------    ---------    ---------    ---------    ---------   ---------   ---------   ---------

Ratio of earnings to fixed
charges(2)                         0.3x         0.1x         0.7x         0.7x         1.3x        1.2x        1.7x        1.6x
                              =========    =========    =========    =========    =========   =========   =========   =========

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(1)   The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2) For the years ended December 31, 2000, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $126.1 million, $135.8 million, $36.5 million and $34.0 million, respectively.